UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

GOGORO INC.

(Name of Issuer)

Ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G9491K 105

(CUSIP Number)

June 24, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G9491K 105	Schedule 13G	Page 1 of 5

1	NAMES OF REPORTING PERSONS Castrol Holdings International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 16,887,328 Ordinary Shares[1]
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 16,887,328 Ordinary Shares[1]
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,887,328 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.72%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	The Ordinary Shares are directly beneficially owned by Castrol Holdings International Limited (“Castrol”). BP p.l.c. (“BP”) is the sole owner and parent of Castrol and may be deemed to indirectly beneficially own the ordinary shares held by Castrol.

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CUSIP No. G9491K 105	Schedule 13G	Page 2 of 5

Item 1(a).	Name of Issuer:

Gogoro Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11F, Building C, No. 225, Section 2, Chang’an E. Rd., SongShan District, Taipei City 105, Taiwan.

Item 2(a).	Name of Person Filing:

Castrol Holdings International Limited (“Castrol”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Chertsey Road, Sunbury on Themes, Middlesex, TW16 7BP, United Kingdom.

Item 2(c).	Citizenship:

Castrol is organized under the laws of England and Wales.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share, of the Issuer (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

G9491K 105.

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

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CUSIP No. G9491K 105	Schedule 13G	Page 3 of 5

Item 4.	Ownership:

(a) Amount Beneficially Owned:

16,887,328 Ordinary Shares.

(b) Percent of Class:

The Ordinary Shares beneficially owned by Castrol represent 5.72% of the outstanding Ordinary Shares of the Issuer, based on the sum of (i) 278,179,525 Ordinary Shares issued and outstanding on June 24, 2024 as determined based on the records of the Issuer, and (ii) 16,887,328 Ordinary Shares issued pursuant to the Subscription Agreement, dated June 24, 2024, between the Issuer and Castrol.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

16,887,328 Ordinary Shares

(ii) Shared power to vote or direct the vote:

0 Ordinary Shares

(iii) Sole power to dispose or direct the disposition:

16,887,328 Ordinary Shares

(iv) Shared power to dispose or direct the disposition:

0 Ordinary Shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

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CUSIP No. G9491K 105	Schedule 13G	Page 4 of 5

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11:

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CUSIP No. G9491K 105	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2024

CASTROL HOLDINGS INTERNATIONAL LIMITED

By:	/s/ Adaora Mozie
Name:	Adaora Mozie
Title:	Director

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